UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number:  001-7935

CUSIP No.:    460254-10-5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

International Rectifier Corporation
Full Name of Registrant

N/A
Former Name if Applicable

233 Kansas Street
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in International Rectifier Corporation’s (the “Company”) Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2007 (incorporated herein and supplemented by this reference), the Audit Committee of the Board of Directors had determined that the Company’s financial statements for the preceding six quarters and the fiscal year ended June 30, 2006, should no longer be relied upon.  This determination was based on accounting irregularities discovered at a foreign subsidiary by independent investigators hired by outside legal counsel conducting an investigation at the Audit Committee's request.  As of the date of this filing, the investigation has found, among other things, a practice at that foreign subsidiary where from time to time certain unsubstantiated orders were entered. These orders resulted in the shipment of products and the recording of sales with no obligation by customers to receive and pay for the products. The practice included routing certain product shipments to warehouses not on the Company's logistical systems. The practice has been terminated and steps are being taken to assure compliance by that subsidiary with policies and practices established by the Company.  In addition to the financial statements for periods which the Company has advised should not be relied on, the investigation has developed information that a significant increase in the reported sales by that subsidiary during the quarters ended March 31, 2005 and June 30, 2005 may have resulted from the practice described above.  Accordingly, the Audit Committee has concluded that material weaknesses in internal control over financial accounting existed for those quarters and for the fiscal year ended June 30, 2005, and that the Company's financial statements for those quarters and for the fiscal year ended June 30, 2005 should not be relied upon, nor should management’s report on internal control over financial reporting contained in the Form 10-K for the period ended June 30, 2005. The investigation is continuing and additional information is being sought to enable the Company to determine the extent by which accounts receivable, revenues, inventories and possibly other entries in financial statements were misstated in any accounting period.   The Company expects to file Form 10-Q for the quarter ended March 31, 2007 when the investigation and any necessary restatements of prior periods have been completed.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Donald R. Dancer	(310)	726-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's financial reporting staff is working to reconstruct the affected previously-reported financial statements to eliminate the effects of the practices described in Part III above.

At this time, the Company has concluded it cannot make a reasonable estimate of the results for its third fiscal quarter ended March 31, 2007 nor can it conclude whether, and to what extent, there was a significant change in results of operations from the Company’s third fiscal quarter ended March 31, 2006.  Accordingly, the Company herein has indicated affirmatively that it anticipates such a significant change due to the inability of the Company to reasonably conclude that no such significant change will ultimately be reflected at the time the Company’s relevant financial statements are prepared and reported. In addition, in connection with the sale of its Power Control Systems business, described more fully in the Company’s Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2007, the Company will record a substantial gain and other charges related to the divestiture of that business in its fiscal quarter ended March 31, 2007.

The factors affecting the ability of the Company to make a reasonable estimate at this time include, without limitation, (i) the nature and extent of the described practices, (ii) the inability of the Company to determine the magnitude and timing of the impact of the described practices quarter by quarter on the Company’s financial statements, (iii) the irregularities and inconsistencies in the recordkeeping caused by the described practices, (iv) the fact that such records are primarily in a foreign language, and (v) the difficulties in reconstructing certain transactions and in reasonably determining the impact on products related to certain customer programs.

At this time, there can be no assurance that the continuing investigation will not develop additional issues that may have a material impact on the Company's financial statements. The Company reiterates that its financial statements for the prior periods described in Part III of this Form 12b-25 should not be relied on.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes some “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “may”, “should”, “will”, or “expects” or the negative or variations thereof. Such forward-looking statements include, among other things, our statements that management’s report on internal control over financial reporting as of June 30, 2005 and June 30, 2006, and the Company’s financial statements for the quarters ended December 31, 2006, September 30, 2006, March 31, 2006, December 31, 2005, September 30, 2005, and March 31, 2005, and for the years ended June 30, 2005 and June 30, 2006, should no longer be relied upon. Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company’s actual results include the results of the continuing review into the accounting irregularities, the impact of the accounting errors on the Company’s results of operations, the likelihood, amount or timing of any possible restatement, the impact of any such restatement on the Company’s credit agreements and other material agreements, the extent of the weaknesses in the Company’s internal control over financial reporting, and other various uncertainties disclosed in the Company’s reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q.

INTERNATIONAL RECTIFIER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ MICHAEL P. MCGEE
Michael P. McGee
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).